February 26, 2016
Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Kathleen Collins, Accounting Branch Chief
Office of Information Technologies and Services

Re: Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 27, 2015
File No. 000-26926
Ladies and Gentlemen:
This letter is submitted in response to comments contained in the letter dated January 14, 2016 from Kathleen Collins of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Charles A. Mathis, Executive Vice President and Chief Financial Officer of ScanSource, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “2015 Form 10-K”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s January 14, 2016 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the 2015 Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Fiscal Years Ended June 30, 2015 and 2014
Worldwide Communications and Services, page 28

1.
We note that net sales increased $265.8 million compared to the prior fiscal year and that such increase “is primarily due to the inclusion of Imago ScanSource (‘Imago’) and Network1 sales, which [you] acquired in September 2014 and January 2015, respectively.” We further note that in recent earnings calls you have quantified year-

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over-year sales variances in constant currency excluding acquisitions. However, you have not quantified the impact that the acquired businesses had on net sales in your MD&A. Please tell us what consideration was given to disclosing the relative contribution that acquired businesses have had on the increase in net sales as compared to other factors cited in your disclosures. We also note that in your discussion of the increase in SG&A expenses for the same time period, you identify two sources, including increased SG&A from the recent acquisitions, to which the overall SG&A increase is “primarily” attributable. Please advise what consideration you gave to quantifying the driving factors (as well as quantifying offsetting amounts) for the change in this line item. We refer you to Section III.D of SEC Release No. 33-6835.
Response
The Company considered Instruction 4 to Item 303(a) which requires a discussion of the causes of material changes from year-to-year in financial statement line items “changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole.” During the preparation of the 2015 Form 10-K, the Company considered all of the previous disclosed information regarding the acquired businesses, including the Current Reports on Form 8-K’s filed to announce the agreements to acquire each entity. The acquired businesses accounted for over 65% of the year-over-year increase in sales and we therefore identified in our 10-K disclosures that the acquired businesses were the primary factor of the sales increase. The Company also identified growth in our North America businesses to provide clarity on which other businesses / geographies contributed to the increase in sales.
The Company has since re-evaluated its disclosures related to sales attributable to acquired companies and is now quantifying the driving and offsetting factors to sales including, in particular, any acquisitions that materially impact total net sales in its Form 10-Q for the quarter ended December 31, 2015 and will provide this disclosure in future filings to provide improved clarity to the reader of the financial statements to quantify the significant contributors to sales fluctuations, including the effects of acquisitions.
For the MD&A discussion related to SG&A, the Company reported a year-to-year variance of $30.5 million. Because over 85% of this variance was related to the acquisitions, additional SG&A related to the newly acquired entities was identified as the primary reason for the change year-over-year. We did not consider quantifying the amount because the year-over-year change was almost fully explained by the acquisitions. The bad debt factor was cited by the Company to provide responsive information with respect to offsetting amounts.
In future filings, the Company will consider providing additional disclosures around the primary reasons for fluctuations in SG&A and will quantify them appropriately. The Company will also consider isolating our explanations to substantive and recurring changes that are indicative of how the Company expects to operate and to provide the reader with the most meaningful information possible.

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Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note (1) Business and Summary of Significant Accounting Policies
Goodwill, page 56

2.
We note you previously had seven reporting units and that during fiscal year 2015 you reorganized your reporting units and concluded that recognizing reporting units at the segment level was appropriate. Please provide us with your analysis that supports this change. We also note your disclosure that the new structure is more representative of how the business is managed; however, disclosures throughout your filing indicate that there are several business units within each operating segment. Please tell us how these business units were considered in your analysis. We refer you to ASC 350-20-35-33 through 38 and the implementation guidance in ASC 350-20-55-6 through 8.

Response
In summary, prior to June 2013, the Company was managed by regional executives. After June 2013, the Company re-organized to be technology focused, generally around vendor partners to strengthen and leverage the global relationships. In fiscal 2015, the Company began acquiring additional Companies which made the management of our structure too complex for one person to manage. As such, we re-evaluated our management structure and our internal reporting and therefore re-assessed our position under ASC 280 and ASC 350. The following is a more robust description of the activities that led the Company to change reporting units.
Prior to June 2013, the Company had three operating segments and four reporting units. The operating segments were North America, Europe and Latin America which were reported as North America and International Reporting Segments. Both Europe and Latin America were aggregated into one reportable segment due to their similar economic characteristics. The Europe and Latin America operating segments also reported to the same president. Furthermore, the reporting units were defined as North America, Europe, Latin America and Brazil after aggregation.
In June 2013, the Company changed the focus of its management team to a worldwide technology basis and the Worldwide Barcoding and Security Segment and the Worldwide Communication and Services Segment were formed. At this time, the Company determined its reporting units as follows (after aggregation) based upon looking at components one level down from the operating segment and reviewing management reporting structures, recovery of goodwill and gross margins:

a.	ScanSource POS & Barcode North America aggregated with Security due to its similar business model and gross margins.

b.	ScanSource POS & Barcode Europe.

c.	ScanSource POS & Barcode Latin America

d.	ScanSource POS & Barcode Brazil

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e.	Scan Source Communications North America aggregated with Catalyst due to their similar business model and the fact that both units reported to one President.

f.	ScanSource Communications Europe

g.	OUI (Later known as The ScanSource Services Group)
Over time, we found that the respective segment management teams began managing key vendor relationships from a global level. The consolidation of key vendor management allowed us to deepen our relationships and get more attention from our vendor-partners. In addition, we broadened the sharing of best practices across the component business units related to vendor management. This was done by rotating management through different geographic businesses and expanding the roles of several merchandising and sales management to include multiple geographies. Furthermore, many of our non-customer facing support functions like finance/accounting, credit and collections, information technology, human resources, legal, marketing and certain warehousing operations had management globally centralized.
In Fiscal 2015, we had several changes to our reporting units. We acquired Imago ScanSource in September 2014 and Network 1 in January of 2015. Both of these companies are considered components of the Worldwide Communications & Services Segment. Due to the addition of Network1 and the changing market conditions in our Latin America reporting, we reorganized the two legacy reporting units of Latin America POS & Barcoding and Brazil POS & Barcoding (CDC) in third quarter of fiscal year 2015. All of the point-of-sale and barcoding business for Central and South America and the Caribbean reported to one President, Alexandre Conde, in a component reporting unit known as ScanSource Latin America POS & Barcoding. Furthermore, all the communications businesses for the same region reported to Rafael Paloni, the President of Network 1, (known as ScanSource Communications Latin America), also a component reporting unit. Furthermore, the component unit known as the ScanSource Services Group was reorganized to report to the President of the ScanSource Catalyst unit, David Hertwig, as many of the services performed by this group relate to the technologies sold through the ScanSource Catalyst unit. This resulted in the aggregation of the two units.
As this reorganization took place after the two acquisitions, management changed the way we reviewed the business as the number of component business units increased. This change also triggered management to review the effects on the segments and goodwill reporting units. During this process, we reassessed the guidance described in ASC 350-20-35-35, which requires that components of a segment with similar economic characteristics to be aggregated. The guidance further states that the assessment of similar economic characteristics is a matter of judgment and should be more qualitative than quantitative. Factors that should be considered in ASC 350-20-55 are, but are not limited to the following:

a.	The manner in which an entity operates its business and the nature of those operations.

b.
Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent.)

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c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.

d.	Whether the components support and benefit from common research and development projects.
The guidance also suggests that the factors in ASC 280-10-50-11 should be considered. The guidance does not require that all the factors be met in order for two components to be considered economically similar.
Under ASC 280-10-50-11, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of products and services.

b.	The nature of the production processes.

c.	The type or class of customer for their products and services.

d.	The methods used to distribute their products or provide their services.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
Furthermore, the guidance is clear that components that share similar economic characteristics, but relate to different operating segments cannot be combined into a single reporting unit.
In assessing our reporting units, the Company only operates in one line of business; distribution of products and services to resellers. By performing this activity, we provide a lower variable cost option to our manufacturers to outsource their finished goods operation, by providing demand planning, large purchases and predictable cash flow with low credit risk. We then resell these products and services to value-added resellers with pre-sales technical support, pricing discount claiming, inventory availability and both unsecured and secured credit limits, which effectively makes the reseller more efficient both operationally and financially. This same model is used no matter the geography in which we operate or what products are sold. At a segment level, we differentiate only between the technologies we sell, which is generally driven by vendor. Currently the segments are: Worldwide Barcode & Security and Worldwide Communications & Services. Management believes that the recovery of goodwill is attributable across multiple components within the segment as vendor relationships strengthen when we acquire more business in new markets. This also allows greater sharing of resources such as people, marketing tools and sales strategies to enhance the business as a whole. We have also found that operating incomes for the component units within the segments are similar over time. Management considers these factors as well as the similar nature of its business, which includes the nature of its products and services, the type of customers served and the methods used to distribute its products and services described above, as strong arguments in the assessment that components below the segment are economically similar and should be aggregated as discussed in ASC 350-20-35-35 through 38 and ASC 350-20-55-6 through 8.

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Based on all of the factors considered above regarding economic similarities and weighing the qualitative factors more that the quantitative factors, the Company has elected to aggregate all components under each operating segment into one reporting unit for purposes of our impairment testing under ASC 350-20. For more information related to the identification of the segments, please see the response to item 4 below.
Note (5) Acquisitions, page 61

3.
We note your disclosure indicating that you have not provided pro forma results of operations for Imago and Network1 because the results of the acquisitions were not considered material to your consolidated results. However, based on your disclosures in MD&A, it would appear that these acquisitions had a significant impact on the current year’s revenues and certain expense items. Please explain to us how you concluded that the results of Imago and Network1 were not material. We refer you to ASC 805-10-50-2(h)(3).

Response
The Company referenced ASC 805-10-50-2(h)(3) and Rule 1-02(w) of Regulation S-X (“Rule 1-02”) to determine if the acquisitions during the fiscal year were significant to the Company.
The Company considered qualitative factors such as the type of business, customer basis and vendor basis, which are similar to our existing business. We feel readers of our financial statements would not find significant value in pro forma financial data given the newly acquired businesses are not substantively different from the activities that generate our historic revenues, operating income and EPS. More value can be gleaned from the current results presented, with the understanding that the acquired businesses’ results are incorporated into our consolidated results.
As ASC 805-10-50-2(h)(3) does not provide explicit thresholds to determine the materiality of pro forma comparative results of operations, the Company applied the guidance set forth in Rule 1-02. We determined Imago and Network1 individually and collectively did not represent a significant subsidiary to the Company. This determination was based on three separate criteria per Rule 1-02: (1) ScanSource’s investment and advances to Imago and Network1, represented 5.7% and 1.1%, respectively, and 6.8% in aggregation, as a percent of legacy ScanSource Inc.’s total assets as of the most recent fiscal year ended June 30, 2014; (2) the total assets of Imago and Network1, represented 2.9% and 6.6%, respectively, and 9.5% in aggregation, as a percent of legacy ScanSource Inc.’s total assets as of the most recent fiscal year ended June 30, 2014; (3) the income from continuing operations before income taxes of Imago and Network1, represented 3.2% and 0.1%, respectively, and 3.3% in aggregation, as a percent of legacy ScanSource Inc.’s income from continuing operations before income taxes as of the most recent fiscal year ended June 30, 2014.
Although the impact of the results of acquisitions were discussed in our MD&A, the Company maintains that these acquisitions did not represent significant subsidiaries, and therefore not material under ASC 805, requiring disclosure of pro forma results of operations.

February 26, 2016

Note (14) Segment Information, page 81

4.
We note that you have two reportable segments: Worldwide Barcode & Security and Worldwide Communications & Services. Please refer to ASC 280-10-50 and provide us with the following information with respect to your organization and business units:

•	Describe the company’s internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

•	Identify the company’s chief operating decision maker or makers (“CODM”) and describe the basis for this determination;

•	Identify the individuals that report directly to the CODM;

•	Identify each of the business units, the business unit managers and describe their responsibilities;

•	Describe how budgets are developed and resources are allocated throughout your organization;

•	Describe how performance of the business units is evaluated;

•	Describe how performance of the business unit managers is evaluated, including consideration of bonuses; and

•
Describe the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

Response

•	Describe the company’s internal management reporting process, including organization and reporting structure and provide us with an organizational chart.

From a customer and vendor perspective, the Company brands itself with several business units (what are called “components” in the guidance), each with its own income statement and components of invested capital that are aggregated under the two segments. These business units are managed by two worldwide presidents that represent the two technologies that we sell. The first segment is the Worldwide Barcode & Security, which is composed of ScanSource POS & Barcode North America, ScanSource POS & Barcode Europe, ScanSource POS & Barcode Latin America, and ScanSource Security (now, Networking and Security). The second segment is Worldwide Communications & Services which is composed of ScanSource Catalyst & the ScanSource Services Group , ScanSource Communications North America, ScanSource Communications Europe (which includes

February 26, 2016

Imago ScanSource), and Network 1 (ScanSource Communications Latin America). Furthermore, each segment president has a fiscal controller with worldwide responsibility for the planning and analysis function of the group and each of the component business units has its own president to run the sales, merchandising, and other customer facing support functions.

Monthly, the worldwide presidents and fiscal controllers receive specific financial reports that summarize revenue, gross margin, SG&A, operating income and components of invested capital for their respective units. The Chief Executive Officer (CEO) receives results of the two segments containing similar information.

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The business unit organization chart by segment as of June 30, 2015 was as follows:

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•	Identify the company’s chief operating decision maker or maker (“CODM”) and describe the basis of this determination.

ASC 280-10-50-5 defines the term chief operating decision maker (“CODM”), as a function, not necessarily a title that allocates resources and assesses the performance of the segments of a public entity. Often, the CODM of a public entity is the chief executive officer or chief operating officer, but it may be a group executives.
The Company has determined that Mike Baur, the CEO, is the CODM as defined by ASC 280-10-50-5 based on several factors. 1) Mr. Baur has two worldwide presidents that are responsible for past and future business results; activities under their span of control; and maintenance of regular contact through staff meetings, quarterly business review meetings and board meetings. 2) There is discrete financial information for the two groups that the CEO reviews and each segment has their own worldwide controller to assist the respective president in reviewing the information with the CEO. 3) Through these meetings and assessment of financial results, Mr. Baur decides how to allocate resources and assesses performance of the two worldwide presidents and their respective businesses.

•	Identify the individuals that report directly to the CODM.

The CEO, defined by the Company as the CODM, has the following direct reports: Glen Baker –President, Worldwide Barcode & Security; Mike Ferney – President, Worldwide Communications & Services; John Ellsworth – Executive Vice President, General Counsel and Corporate Secretary; Charles Mathis – Executive Vice President and Chief Financial Officer; Scott Benbenek – Senior Vice President, Worldwide Operations and Integration Support; John Harvey – Vice President, Worldwide Human Resources; and Blake Zemp – Chief Information Officer.

•	Identify each of the business units, the business unit managers and describe their responsibilities.

Worldwide Barcode & Security – This segment is managed by Glen Baker, President of Worldwide Barcode & Security. The following people report to Mr. Baker.

ScanSource POS & Barcode North America – This unit is led by its President, Paul Constantine. Mr. Constantine has responsibility for sales, merchandising, business development and technical support for customers and vendors of point-of-sale and barcoding products within the United States and Canada.

ScanSource Security (Networking & Security) – This unit is led by Tony Sorrentino, President, ScanSource Security. Mr. Sorrentino has responsibility for sales, merchandising, business development and technical support for customers and vendors of IP-enabled physical security and networking solutions within the United States and Canada.

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ScanSource POS & Barcode Europe – This unit is led by Maurice van Rijn, President. Mr. van Rijn is responsible for sales, merchandising, business development and technical support for point-of-sale and barcoding products within Europe.

ScanSource POS & Barcode Latin America – This unit is led by Alexandre Conde, President of ScanSource Latin America. Mr. Conde is responsible for sales, merchandising, business development, technical support and operations for this business in Central & South America, Mexico and the Caribbean.

Worldwide Controller – Barcode and Security. Len Parramore is responsible for financial planning and analysis for this operating segment.

Worldwide Marketing – This team is led by Christy Thompson, Vice President of Worldwide Marketing, who has responsibility for marketing and communications for the Company.

Worldwide Communications & Services – This segment is managed by Mike Ferney, President of Worldwide Communications & Services. The following individuals listed in the following units report to Mr. Ferney.

ScanSource Communications North America– This unit is managed by Rich Long, President of the North American Communications business. Mr. Long is responsible for sales, merchandising, business development and technical support for communications products within the United States and Canada.

ScanSource Catalyst & the ScanSource Services Group– This unit is managed by David Hertwig, President of ScanSource Catalyst and the ScanSource Services Group. Mr. Hertwig is responsible for sales, merchandising, business development and technical support for selective communications products as well as providing value added services across our various technologies within the United States and Canada.

ScanSource Communications Europe – This unit is led by its President, Ian Vickerage. Mr. Vickerage is in charge of sales, merchandising, business development, technical support, finance and operations for this unit that sells communications products within Europe. This business unit includes Imago ScanSource.

Network 1 – This group is led by Rafael Paloni, President of Network 1 also known as ScanSource Communications Latin America. Mr. Paloni is in charge of sales, merchandising, business development, technical support, and operations for this unit, which sells into Central and South America, Mexico and the Caribbean.

Worldwide Controller – Communications & Services. Tim Ramsey is responsible for financial planning and analysis for this operating segment.

Chief Technology Officer – Greg Dixon is in charge of company strategy related to technologies that the Company sells or intends to sell in the future.

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•	Describe how budgets are developed and resources are allocated throughout your organization.

Business plans are developed by each business unit reporting to the segment president and include allocations of corporate cost. These plans are consolidated by the worldwide segment controllers for review and adjustment by the segment presidents before review by the CEO.
Performance relative to the plan is evaluated quarterly by the CEO and his executive team in a Quarterly Business Review meeting in which financial and business results are reviewed by Segment. This can include an income statement and working capital results based on the consolidated results of the component business units as well as a review of worldwide revenues by top vendors. Strategic resource allocation decisions are made in or as a result of this meeting.

•	Describe how performance of the business units are evaluated.

In preparing for the Segment Quarterly Business Review with the CEO, our respective segment presidents review financial and business metrics with the component business unit presidents and their staff. In these component business unit Quarterly Business Reviews, each component business unit presents their metrics relative to plan, and historical trends as necessary. Particular focus is placed on invoiced sales before US GAAP adjustments, and gross margin. Revenues and gross margin by vendor and top customers for the business unit are reviewed to highlight trends. The worldwide presidents assess their group of respective business units in order to adjust business unit specific strategy and make recommendations of resource allocation to the CODM.

•	Describe how performance of the business unit managers is evaluated, including consideration of bonuses.

Component business unit presidents are evaluated on several metrics. They directly control sales growth, the level of profitability of the sale via pricing and vendor programs, the number and compensation of the customer facing personnel in the functions described above, which effect the operating income on their respective business income statement. Furthermore, they are measured on the business unit components of net assets employed but focus on components of working capital, defined as accounts receivable, inventory and accounts payable net of vendor program receivables as they have more direct control over these components. These metrics are reviewed by the segment presidents in the business unit quarterly review meeting with particular emphasis on sales, gross margin, vendor program recognition, and inventory levels.
The metrics described above are leading indicators for income statement and balance sheet results that are used for compensation purposes. Each component business unit president has variable compensation that is calculated by comparing operating income and return on net assets employed (RONAE) to their respective business unit plan.

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Meanwhile, the segment presidents are evaluated and variable compensation is calculated based on the consolidated operating income and return on net assets employed (a proxy for return on invested capital) for their respective segments.

•
Describe the internal management reports, including the nature of and the level of detail of financial information, reviewed by your CODM(s) and used for allocating resources and evaluating performance within your organization.

In the Segment Quarterly Business Review, an income statement for each segment consisting of revenue, gross margin, direct selling, general, and administrative expenses (“SG&A”), bad debt expense, amortization expense, corporate SG&A allocations, fair value of contingent consideration and operating income is presented relative to the plan and to the prior year quarter. The net working capital position (consisting of accounts receivable, inventories and accounts payable) is also presented. Other information commonly presented to the CODM include: Information on current trends which may include customer comments, vendor comments, and / or inventory stock levels. Additional commentary is included as necessary by the segment president to describe the current business trends.

5.
We note your disclosure of sales and property and equipment, net for “North America.” Please tell us what consideration was given to ASC 280-10-50-41, which requires you to disclose revenues and long-lived assets for the United States, your country of domicile. Consider also in this regard Item 101(d)(1)-(2) of Regulation S-K as it relates to your Business disclosure.

Response
In considering our disclosure of revenue by geographic area or country, we analyzed our revenues based on the location of the sales. Based on that review, we determined that the United States accounted for approximately 73% of our total revenues, with the remaining 27% of our revenues derived from countries throughout Latin America and Europe. No individual country other than the United States accounted for greater than 10% of our total revenues.

We performed a similar analysis on property and equipment by country and determined that the United States accounted for approximately 88% of our total net property and equipment, with the remaining 12% of our net property and equipment derived from international countries. No individual country other than the United States accounted for greater than 10% of our total property and equipment, net.

In reviewing ASC 280-10-50-41 and Item 101(d)(1)-(2) of Regulation S-K, we noted the requirements to disclose revenues from external customers and long-lived assets attributed to the public entity's country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers or long-lived assets attributed to an individual foreign country are material, those revenues or long-lived assets should be disclosed separately. Because our domicile country is the United States, in future filings, we propose to disclose the amount of our revenues from customers and long-lived assets located in the United

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States rather than the geographic region of North America.  Additionally, we will disclose revenues or long-lived assets for an individual foreign country to the extent such amounts are greater than 10% of our total revenues or long-lived assets, respectively.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2015 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2015 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the SEC has further questions on this letter, please do not hesitate to call me at (864) 286-4975.

Sincerely,

Charles A. Mathis
Executive Vice President and Chief Financial Officer
ScanSource, Inc.